SECURITIES AND EXCHANGE COMMISSION
                                      WASHINGTON, DC  20549


                                          SCHEDULE 13D
                                         (Rule 13d-101)


                            Under the Securities Exchange Act of 1934


                                  General Parcel Service, Inc.
                                        (Name of Issuer)


                             Common Stock, $.01 par value per share
                                 (Title of Class of Securities)


                                           3704 771 01
                                         (CUSIP Number)

                                        Philip A. Belyew
                                  General Parcel Service, Inc.
                                   8923 Western Way, Suite 22
                                     Jacksonville, FL  32256
                                         (904) 363-0089
                          (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)


                                        January 10, 1997
                     (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


(Continued on following pages.)

(Page 1 of 5 Pages)

CUSIP No.  3704 771 01             13D         Page 2 of 5 Pages

1    Name of Reporting Person:  Philip A. Belyew
     S.S. or I.R.S. Identification No. of Above Person:

2    Check the Appropriate Box if a Member of a Group          (a) ____
                                                               (b) ____
3    SEC Use Only

4    Source of Funds:  OO

5    Check Box if Disclosure of Legal Proceedings is Required pursuant
     to Item 2(d) or 2(e)   ______

6    Citizenship or Place of Organization:  United States of America

Number of Shares    7  Sole Voting Power:  366,667

Beneficially
Owned By            8  Shared Voting Power:  0

Each Reporting      9 Sole Dispositive Power:  366,667

Person With        10 Shared Dispositive Power:  0

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  366,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  ___

13   Percent of Class Represented by Amount in Row (11):  8.9%

14   Type of Reporting Person:  IN

Item 1. Security and Issuer.

         Common stock, $.01 par value per share

         General Parcel Service, Inc.
         8923 Western Way, Suite 22
         Jacksonville, FL  32256

Item 2.  Identity and Background.

         (a)  Name.

                 Philip A. Belyew

         (b)  Business Address.

                 General Parcel Service, Inc.
                 8923 Western Way, Suite 22
                 Jacksonville, FL  32256

         (c)  Present Principal Occupation.

                 President and Chief Executive Officer
                 General Parcel Service, Inc.
                 8923 Western Way, Suite 22
                 Jacksonville, FL  32256

         (d)  Conviction(s) in any Criminal Proceeding.

                 Not Applicable.

         (e) Party to Civil Proceeding(s) Pertaining to State or Federal Securities Laws.

                 Not Applicable.

         (f)  Citizenship.

                 United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

         Of the 366,667 shares of Common Stock, $.01 par value, referred to in Item 5 below, 166,667 of such shares arise from the vested portion of an option to purchase 500,000 shares of the issuer's Common Stock, $.01 par value per share, at $2.00 per share. The remaining unvested portions of such option vest ratably on January 10, 1998 and 1999, respectively. The reporting person was also granted the right to buy another 200,000 shares at $2.00 per share as of January 10, 1997, but with the option to pay the issuer for such shares in May 1997. The reporting person has not, as of the date of this filing, exercised his option as to the 166,667 shares or his right to buy as to the 200,000 shares and accordingly, no funds have been transferred in connection with such shares. It is anticipated that he will utilize personal funds upon the exercise of such option or right to buy.

Item 4.  Purpose of Transaction.

         The 366,667 shares of Common Stock, $.01 par value, referred to in Item 5 below are part of a compensation package awarded to Mr. Belyew upon his becoming the President and Chief Executive Officer of the issuer.

Item 5.  Interest in Securities of the Issuer.

         (a)  Aggregate Number and Percentage of Securities Beneficially
              Owned.  366,667     8.9%

         (b)  Number of Shares as to which Reporting Person has:

                 Sole Power to Vote or Direct the Vote:   366,667

                 Shared Power to Vote or Direct the Vote:  0

                 Sole Power to Dispose or Direct the Disposition of:   366,667

                 Shared Power to Dispose or Direct the Disposition of:  0

         (c)  Transactions effected during the Past 60 Days.

                 Not applicable.

         (d) Other Person with Right to Receive or Direct the Receipt of Dividends from or the Proceeds of the Sale of the Securities.

                 Not Applicable.

         (e) Date upon which the Reporting Person Ceased to be the Beneficial Owner of more than 5% of the Securities.

                 Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                 Not Applicable.
Item 7.  Exhibits.

                 None.

                                   [Signature appears on following page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 1997
-------------------------------
(Date)

/s/ Philip A. Belyew
_______________________________
Philip A. Belyew
President and Chief Executive Officer
General Parcel Service, Inc.